EXHIBIT 99.1

MOGO ANNOUNCES RESULTS OF ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 27, 2024, Vancouver – The annual general meeting of shareholders (the "Meeting") of Mogo Inc. (NASDAQ: MOGO) (TSX: MOGO;) ("Mogo" or the "Company"),  a digital wealth and payments business, was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, being the election of directors and the appointment of the auditors of the Company were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated May 29, 2024 (the “Circular”), which can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca).

The total number of votes cast by shareholders by proxy or online at the Meeting was 9,604,178 votes, representing 39.17% of the Company's outstanding shares as at May 29, 2024. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	6,192,118	95.24%	309,753	4.76%
Gregory Feller	5,989,689	92.12%	512,182	7.88%
Alex Shan	6,276,138	96.53%	225,732	3.47%
Christopher Payne	6,274,481	96.50%	227,390	3.50%
Kees Van Winters	6,279,420	96.58%	222,451	3.42%
Kristin McAlister	6,083,340	93.56%	418,531	6.44%

Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
9,534,537	99.27%	69,641	0.73%

The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR+ at https://www.sedarplus.ca/

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a digital wealth and payments company headquartered in Vancouver, Canada with more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR). Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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